Cust Corp.

Balance Sheets

(Unaudited)

	December 31, 2023	December 31, 2022
ASSETS		
Cash	$ 29,628	$ 4,940
Total current assets	29,628	4,940
Total assets	$ 29,628	$ 4,940
LIABILITIES AND SHAREHOLDERS' EQUITY		
Loans from shareholders	5,000	5,000
Total current liabilities	5,000	5,000
Commitments and contingencies	-	-
Common stock; par value $0.00001; 15,000,000 shares authorized, 14,181,513 issued and outstanding	142	141
Additional paid in capital	1,224,777	1,199,970
Accumulated deficit	(1,200,291)	(1,200,171)
Total shareholders' equity	24,628	(60)
Total liabilities and shareholders' equity	$ 29,628	$ 4,940